UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd.

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,
Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated December 30, 2025, announcing Etoiles Capital Group Co., Ltd.’s (the “Company”) unaudited financial and operating results for the six months ended June 30, 2025; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of June 30, 2025 and for the six months ended June 30, 2025 and 2024; and attached hereto as Exhibit 99.3 is the management’s discussion and analysis of financial condition and results of operations of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 30, 2025 – Etoiles Capital Group Co., Ltd. Announces Unaudited Financial Results for the Six Months Ended June 30, 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd.

Date: December 30, 2025	By:	/s/ Kit Shing, CHEUNG
	Name:	Kit Shing, CHEUNG
	Title:	Director, Chief Executive Officer, and Chairman of the Board of Directors

2